March 25, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant

Re:	Palo Alto Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed September 25, 2013
File No. 001-35594

Ladies and Gentlemen:

Palo Alto Networks, Inc. (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 14, 2014, relating to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended July 31, 2013

Consolidated Financial Statements

Note 8. Income Taxes, page 77

1.	We note your response to prior comment 4. Please explain in greater detail how the share-based compensation and foreign rate differentials are determined in each fiscal year presented and identify the significant components of these items. As part of your response, please explain why your share-based compensation rate differential decreased from 66.6% to (16.1%) describing the type of option grants and related income tax accounting and why the line item, “Foreign income at other than U.S. rates” decreased from 17.2% to (62.4%) between fiscal 2012 and 2013. In this regard, please explain the relationships among pre-tax earnings (loss) and the non-U.S. revenues disclosed in Note 12, page 81.

We advise the Staff that for each of the three fiscal years presented, share-based compensation expense includes amortization charges for share-based awards that are not tax deductible (primarily awards to foreign employees, and domestic incentive stock options or “ISOs”). However, we record income tax benefit to the extent of the previously expensed share based compensation upon disqualifying dispositions of ISOs as permitted by ASC 718.

Securities and Exchange Commission

March 25, 2014

While our share-based compensation expense has continued to increase, the variation disclosed in our consolidated income tax rate reconciliation attributed to share-based compensation expense is primarily due to significant fluctuations in income (loss) before provision for income taxes as summarized in the table below:

($ in thousands)		Year ended July 31,
		2013	2012	2011
Income (loss) before provision for income taxes	A	(18,656)	2,799	(12,052)
Share-based compensation differential
Nondeductible share based compensation expense (net of benefit of disqualifying dispositions)		8,121	5,155	2,202
Federal statutory tax rate		35%	34%	34%

Tax effected non-deductible SBC expense		2,842	1,753	749
State taxes, net of federal tax benefit		161	111	83

Total impact to income tax expense	B	3,003	1,864	832

Impact on the effective tax rate calculated as (B / A)		(16.1)%	66.6%	(6.9)%

We further advise the Staff that for each of the three fiscal years presented our foreign tax rate differential represents the impact to our consolidated income tax rate as a result of foreign income (loss), which is taxed at rates different from the applicable U.S. statutory rate. To determine the foreign tax rate differential, we compute the hypothetical income tax expense related to foreign income (loss) if such amounts were subject to taxation at the applicable U.S. statutory tax rate. We then compare the hypothetical amount calculated to the actual amount of income tax expense or benefit attributed to our foreign operations. The additional income tax expense or benefit that results from the difference between these two amounts represents the impact of the foreign tax rate differential.

In fiscal 2013 our non-U.S. revenue increased significantly while our foreign operations generated a $23.9 million foreign loss before tax. This increased foreign loss as compared to fiscal 2012 and 2011 was in part due to the reorganization of our corporate structure and intercompany relationships to more closely align with the international nature of our business activities, a significant increase in share-based compensation expense and increased investment in sales headcount and marketing spend to grow our foreign operations. The fiscal 2013 foreign loss was incurred in a jurisdiction with a lower tax rate than the U.S. federal rate and therefore

Securities and Exchange Commission

March 25, 2014

was not benefitted in our income tax expense. The significance of the foreign loss relative to our consolidated results of operations resulted in a significant increase in the foreign tax differential. When this significant foreign tax differential is divided by our consolidated loss before provision for income taxes, it results in a significant decrease in the 2013 effective tax rate line item “Foreign income at other than U.S. rates” as summarized in the table below:

($ in thousands)		Year ended July 31,
		2013	2012	2011
Income (loss) before provision for income taxes	A	(18,656)	2,799	(12,052)
Foreign rate differential
Actual foreign income tax expense	B	2,949	890	452
Foreign pre-tax book income (loss)		(23,854)	1,153	602
Federal statutory tax rate		35%	34%	34%

Hypothetical federal tax benefit (expense)		8,349	(392)	(205)
Hypothetical state tax benefit (expense)		344	(17)	(30)

Hypothetical U.S. tax benefit (expense)	C	8,693	(409)	(235)

Total foreign tax rate differential (B + C)	D	11,642	481	217

Impact on the effective tax rate calculated as (D / A)		(62.4)%	17.2%	(1.8)%

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 25, 2014

Please contact me with any questions or comments regarding the Company’s responses at (408) 753-3754. Thank you for your assistance.

Sincerely,

/s/ Steffan C. Tomlinson
Steffan C. Tomlinson
Chief Financial Officer

cc:	Mark D. McLaughlin

Jeffrey C. True, Esq.

Palo Alto Networks, Inc.

Jeffrey D. Saper, Esq.

Jon C. Avina, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Rhonda Munnerlyn

Ernst & Young LLP